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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          SCHEDULE 13-G/A

            Under the Securities Exchange Act of 1934

                       (Amendment No.  2 )


                 Ramco-Gershenson Properties Trust
                         (Name of Issuer)

         Common Shares of Beneficial Interest $.10 Par Value
                  (Title of Class of Securities)

                            751452-10-3
                          (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ] (A fee is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13 G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Item 1    (a)  Ramco-Gershenson Properties Trust
          (b)  27600 Northwestern Highway, Suite 200
               Southfield, Michigan 48034

Item 2    (a)  Private Management Group, Inc.
          (b)  20 Corporate Park
               Suite 400
               Irvine, CA 92606
          (c)  Incorporated in the State of California
          (d)  Common Shares of Beneficial Interest $.10 Par Value
          (e)  751452-10-3

Item 3    (h)  The filer is an Investment Adviser registered under
               Section 203 of the Investment Advisers Act of 1940

Item 4    (a)  435,627
          (b)  6.04%
          (c)  (i) Sole power to vote or direct the vote of all 435,627 shares
              (ii) Shared power to vote or direct the vote of 0 shares
             (iii) Sole power to dispose of or direct the disposition of all
                   435,627 shares
              (iv) Shared power to dispose of or direct the disposition of
                   0 shares

Item 5    N/A

Item 6    N/A

Item 7    N/A

Item 8    N/A

Item 9    N/A

Item 10 Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2000

Signature



Dennis A. Reiland, CFA , President
Name/Title
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CUSIP No.  751452-10-3     13G/A


1.  Name of Reporting Person
    SS Identification No. of Above Person

     Private Management Group, Inc.
     33-0151740

2.  Check The Appropriate Box If A Member Of A Control Group 	(a) [ ]
                                                                  (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization
     California


Number Of         5.  Sole Voting Power
Shares                       435,627
Beneficially      6.  Shared Voting Power
Owned By                     0
Each              7.  Sole Dispositive Power
Reporting                    435,627
Person With       8.  Shared Dispositive Power
                             0

9.   Aggregate Amount Beneficially Owned By Each Reporting Person
      0

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [ ]

11.  Percent Of Class Represented By Amount In Row 9
      6.04%

12.  Type Of Reporting Person
      IA